SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 6)*

Mirati Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60468T105

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

September 29, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.           60468T105

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,995,063 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,995,063 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,995,063 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 687,843 shares of the common stock (“Common Stock”) of Mirati Therapeutics, Inc. (the “Issuer”) issuable upon exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below).
(2)	Based on 39,296,117 shares of Common Stock outstanding at July 30, 2019 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 5, 2019, plus 687,843 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein).

CUSIP No.           60468T105

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,995,063 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,995,063 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,995,063 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 687,843 shares of Common Stock of the Issuer issuable upon exercise of the Pre-funded Warrants (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below).
(2)	Based on 39,296,117 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2019, plus 687,843 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein).

CUSIP No.           60468T105

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,995,200 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,995,200 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,995,200 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 687,843 shares of Common Stock of the Issuer issuable upon exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below).
(2)	Based on 39,296,117 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2019, plus 687,843 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein).

CUSIP No.           60468T105

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,995,200 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,995,200 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,995,200 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 687,843 shares of Common Stock of the Issuer issuable upon exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds.
(2)	Based on 39,296,117 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2019, plus 687,843 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein).

Amendment No. 6 to Schedule 13D

This Amendment No. 6 to Schedule 13D amends and supplements the statements on the previously filed Schedules 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”) and their respective general partners, the Funds respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 6 is being filed to report the decrease in the Maximum Percentage (as defined in Item 5) from 9.99% to 4.99% on the 340,156 and 1,941,335 Pre-Funded Warrants (as defined in Item 5) of Mirati Therapeutics, Inc. (the “Issuer”) held by 667 and Life Sciences, respectively. This decrease of the Maximum Percentage resulted in a more than 1% change in beneficial ownership for the Reporting Persons.

On October 1, 2019, the Funds and the Issuer signed an agreement (“Observer Rights Agreement”) giving the Funds the right to appoint an observer to the board of directors of the Issuer (the “Board”) until such time that the total aggregate number of shares of Common Stock and shares of Common Stock subject to the exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the exercise limitations described therein) is less than 1,500,000 shares.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may dispose of additional securities or purchase securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control. Additionally, the Reporting Persons have a representative acting as a Board Observer, subject to certain limitations.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 6 are incorporated herein by reference. Set forth below is the aggregate number and percentage of shares of Common Stock directly held, as of the date hereof, by each of the following based upon 39,296,117 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2019, plus 687,843 shares of Common Stock issuable upon the exercise of the Pre-funded Warrants (as defined below). Such percentage figures were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Holder	Number of Shares of Common Stock we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	360,267	0.9%
Baker Brothers Life Sciences, L.P.	1,974,952	4.9%

The warrants have an exercise price of $0.001 per share with no expiration date (the “Pre-Funded Warrants”). The beneficial ownership numbers above include shares of Common Stock underlying 340,156 Pre-Funded Warrants held directly by 667 and 1,941,335 Pre-Funded Warrants held by Life Sciences, subject to the limitations on exercise described below. The Pre-Funded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof and their affiliates would beneficially own, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding shares of Common Stock of the Issuer (“Maximum Percentage”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such change will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Pre-Funded Warrants by the above holders may change depending upon changes in the outstanding shares of common stock of the Issuer.

The Adviser GP, Felix J. Baker and Julian C. Baker, as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) On September 29, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer's Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities.

The disclosure in Item 4 is incorporated by reference herein.

The Observer Rights Agreement is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1	Observer Rights Agreement, dated October 1, 2019, by and among the Issuer, the Funds.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

October 4, 2019

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker